White Knight Resources Ltd.

#82-2850

02 APR -3

02028228

NEWS RELEASE
March 15, 2002
NR#02-02

Vancouver, British Columbia -- White Knight Resources Ltd. (CDNX - WKR).

Property Acquisitions in Nevada

SUPPL

The Hunter Property

The Company has executed a Mining Lease Agreement on two unpatented claims situated in the southeastern Roberts Mountains, 3 miles southeast of the Gold Pick Mine and 8 miles east of the Gold Bar Pit. These claims are contiguous with the previously announced Hunter property which is 100% owned by White Knight.

The claim area encompasses an easterly dipping fault repeated section of Silurian Lone Mountain Dolomite overlain by Devonian McColley Canyon Formation, Bay State Dolomite and Devils Gate Limestone. Miocene basalts and minor rhyolite overlay and/or are faulted against the Paleozoic section along the western edge of the northern Nevada Rift. The western part of the claim block is covered by pediment masking Paleozoic rocks.

The leased claims contain a small oxide resource (15,000 oz gold) drilled by Nerco, ACNC and Atlas. The deposit is hosted in the Bartine member of the McColley Canyon Formation. Selected drill intercepts include:

125 feet @ 0.055 opt gold (dh#72880)
110 feet @ 0.063 opt gold (dh#72864)
215 feet @ 0.041 opt gold (dh#72881)
80 feet @ 0.041 opt gold (dh#74677)

Gold and toxic-element enriched jasperoids are abundant over about a one mile length. Significant drill intercepts on the staked claims outboard of the Hunter deposit include:

45 feet @ 0.045 opt gold (dh#73854)
20 feet @ 0.031 opt gold (dh#H-1-89)
15 feet @ 0.044 opt gold (dh#115-1)
25 feet @ 0.021 opt gold and 10 feet @ 0.031 opt gold (dh#72865)

The primary target is a large Carlin type deposit hosted in the Devonian McColley Canyon Formation in a covered area west and northwest of the Hunter deposit.

The terms of the Mining Lease Agreement require White Knight to pay an initial lease payment of US$1,000 and 20,000 common shares of the Company, successive annual lease payments totaling US$12,000 and 80,000 common shares of the Company over the next four year period, and US$7,000 per year thereafter. The Lessor retains a Net Smelter Return with the royalty ranging between 1% for gold prices under US$350/oz to 2% for a gold price of US$500/oz or higher. White Knight also has the option to purchase the Claims and the royalty for US$75,000. The agreement is subject to regulatory approval.

Suite 922 - 510 West Hastings Street, Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com

The Jam Claims

The Jam property comprises 6 leased claims located in the southwestern Roberts Mountains, 3 miles east of the Gold Bar Deposit and 1 mile south of the Gold Pick Mine. The claims cover a Battle Mountain trending Lower Plate window bounding fault. Jasperoid development and coincident pathfinder mineral alteration is abundant along the window bounding fault. Potential dilation zones along this fault within the Lower Plate Bartine limestone member, overlain by Upper Plate Vinini Formation, define the exploration target. This setting is similar to many of the larger sediment-hosted gold deposits in northcentral Nevada.

The terms of the Mining Lease Agreement on the Jam Claims require White Knight to pay an initial lease payment of US$1,000, successive annual lease payments totaling US$8,000 and 80,000 common shares of the Company over the next four year period, and US$5,000 per year thereafter. There is an underlying Net Smelter Return of 4% on the sale of gold on production greater than 50,000 oz and less than 150,000 oz. On gold production less than 50,001 oz and greater than 150,000 oz, the Lessor retains a Net Smelter Return with the royalty ranging between 1% for gold prices under US$350/oz to 2% for a gold price of US$500/oz or higher. White Knight also has the option to purchase the Claims and the royalty for US$50,000. The agreement is subject to regulatory approval.

On Behalf of the Board of Directors,

WHITE KNIGHT RESOURCES LTD.

"John M. Leask"

John M. Leask, P.Eng.
Chairman and President